UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Take-Two Interactive Software, Inc.

File No. 001-34003 - CF#30657

Take-Two Interactive Software, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 4, 2014.

Based on representations by Take-Two Interactive Software, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit 10.1 | through | December 31, 2016 |
| Exhibit 10.2 | through | December 31, 2014 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary